UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 10, 2008

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On November 10, 2008, Independence Holding Company issued a news release announcing 2008 Third-Quarter and Nine-Month Results.

Item 9.01 Financial Statements and Exhibit

(c)   Exhibit:

Exhibit 99.1   News Release of Independence Holding Company dated November 10, 2008 announcing 2008 Third-Quarter and Nine-Month Results.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

/s/ *Teresa A. Herbert*   Date: <u>November 10, 2008</u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT: DAVID T. KETTIG**
96 CUMMINGS POINT ROAD   **(212) 355-4141 Ext. 3047**
STAMFORD, CONNECTICUT 06902   www.Independenceholding.com
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2008 THIRD-QUARTER AND NINE-MONTH RESULTS

Stamford, Connecticut, November 10, 2008. Independence Holding Company (NYSE: IHC) today reported 2008 third-quarter and nine-month results. This press release contains both GAAP and non-GAAP financial information for which a reconciliation can be found on the final page.

Financial Results

Operating income[1] per share increased to $.10 per share, diluted, or $1,577,000, for the three months ended September 30, 2008, compared to a loss of $.56 per share, diluted, or $8,571,000, for the three months ended September 30, 2007. Operating income per share increased to $.49 per share, diluted, or $7,534,000, for the nine months ended September 30, 2008, compared to a loss of $.02 per share, diluted, or $293,000, for the nine months ended September 30, 2007. Operating income is a non-GAAP measure and is defined as net income excluding net realized investment gains and losses and income from discontinued operations, both net of applicable taxes.

Net loss per share increased to $.57 per share, diluted, or $8,748,000, for the three months ended September 30, 2008, compared to $.55 per share, diluted, or $8,423,000, for the three months ended September 30, 2007. Included in the current quarter's net loss is a charge for other-than-temporary impairments in investments of $10,136,000, or $.66 per share, diluted, net of tax that (net of gains) yielded a net realized loss of $11,033,000, or $.71 per share, diluted, net of tax. The Company recorded these losses during the quarter as a result of the continued turmoil in the credit markets.

Net income per share decreased to a loss of $.80 per share, diluted, or $12,369,000, for the nine months ended September 30, 2008, compared to income of $.01 per share, diluted, or $108,000, for the nine months ended September 30, 2007. Included in the net loss for the nine months is a charge for other-than-temporary impairments in investments of $21,334,000 or $1.39 per share, diluted, net of tax that (net of gains) yielded a net realized loss of $20,611,000, or $1.34 per share, diluted, net of tax.

Revenues decreased 18.5% to $81,934,000 for the three months ended September 30, 2008, compared to revenues for the three months ended September 30,

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[1] Operating income excludes net realized investment gains (losses). The Company believes that the presentation of operating earnings may offer a better understanding of the core operating results of the Company. A reconciliation of net income to operating income is presented as an attachment to this press release.

2007 of $100,565,000. Revenues decreased 9.2% to $275,670,000 for the nine months ended September 30, 2008, compared to revenues for the nine months ended September 30, 2007 of $303,501,000. The decrease in revenues is primarily the result of the realized losses in 2008.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "We are pleased with the significant increase in operating income from continuing operations during this quarter to $.10 per share, diluted, from a loss of $.56 per share, diluted, in the third quarter of 2007. Our operating focus continues to be on maintaining underwriting discipline in all business lines and improving our profit margins in the future. Due to the unprecedented turmoil in the capital markets, Independence Holding Company, like many insurance and other companies in the financial sector, recognized a loss in the third quarter and during the first nine months of 2008 for other-than-temporary impairments. These impairments were primarily on certain preferred stocks and AAA-rated Alt-A mortgages. The majority of these impairments relate to investment-grade preferred stocks issued by well-known financial institutions such as Goldman Sachs, Bank of America, US Bancorp, Merrill Lynch, Morgan Stanley and Banco Santander. At September 30, 2008, the Company had a carrying value of $31 million in preferred stocks of these financial institutions and $33 million in Alt-A mortgages, which amounted to 8% of our total investment portfolio of $804 million. Our fixed-maturity portfolio continues to be rated, on average, AA. As the Company carries all of its assets available for sale at fair value, we recorded a decrease in our book value per share from $13.92 at June 30, 2008 to $11.90 at September 30, 2008, primarily as a result of unrealized losses due to the turbulent global market. The Company expects to recover its temporary unrealized losses in fixed maturities recorded in book value as the securities mature."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding realized gains or losses, net of taxes that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below. Operating results reported on a non-GAAP basis exclude realized gains or losses net of applicable income taxes.

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (American Independence Corp. (NASDAQ: AMIC)), and its managing general underwriters, third-party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, and individual life insurance.   AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY
THIRD QUARTER REPORT
September 30, 2008
(In Thousands, Except Per Share Data)

		Three Months Ended September 30,		Nine Months Ended September 30,	
		2008	2007	2008	2007
REVENUES:					
Premiums earned:					
Health	$	67,676 $	70,172 $	212,188 $	206,380
Life and annuity		9,256	8,085	28,082	25,607
Net investment income		11,887	11,002	33,688	35,118
Fee income		9,351	11,007	30,768	31,540
Net realized investment gains (losses)		(17,138)	471	(32,111)	1,473
Equity income (loss) from AMIC		297	(696)	1,087	401
Other income		605	524	1,968	2,982
		81,934	100,565	275,670	303,501
EXPENSES:					
Insurance benefits, claims and reserves:					
Health		46,883	62,124	145,189	156,078
Life and annuity		12,588	12,074	36,681	35,663
Selling, general and administrative expenses		35,436	36,738	108,146	103,517
Amortization of deferred acquisitions costs		1,419	1,676	4,828	4,594
Interest expense on debt		900	1,051	2,795	3,169
		97,226	113,663	297,639	303,021
Income (loss) from continuing operations before income taxes		(15,292)	(13,098)	(21,969)	480
Income tax (benefits)		(5,836)	(4,820)	(8,892)	(182)
Income (loss) from continuing operations		(9,456)	(8,278)	(13,077)	662
Discontinued operations:					
Income (loss) from discontinued operations		541	(145)	541	(554)
Gain on disposition of discontinued operations		167	-	167	-
NET INCOME (LOSS)	$	(8,748) $	(8,423) $	(12,369) $	108
Basic income (loss) per common share:					
Income (loss) from continuing operations	$	(.61) $	(.54) $	(.85) $	.04
Income (loss) from discontinued operations		.03	(.01)	.04	(.03)
Gain on disposition of discontinued operations		.01	-	.01	-
Basic income (loss) per common share	$	(.57) $	(.55) $	(.80) $	.01
WEIGHTED AVERAGE SHARES OUTSTANDING		15,421	15,195	15,380	15,190
Diluted income (loss) per common share					
Income (loss) from continuing operations	$	(.61) $	(.54) $	(.85) $	.04
Income (loss) from discontinued operations		.03	(.01)	.04	(.03)
Gain on disposition of discontinued operations		.01	-	.01	-
Diluted income (loss) per common share	$	(.57) $	(.55) $	(.80) $	.01
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING		15,421	15,195	15,380	15,302

**As of November 07, 2008, there were 15,401,234 common shares outstanding, net of treasury shares.
Certain amounts in prior years have been reclassified to reflect the results of discontinued operations.**

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO
NON-GAAP INCOME FROM CONTINUING OPERATIONS
(In Thousands, Except Per Share Data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	**2007**	**2008**	**2007**
Income (loss) from continuing operations	$ (9,456)	$ (8,278)	$ (13,077)	$ 662
Realized (gains) losses net of taxes	11,033	(293)	20,611	(955)
Operating income(loss) from continuing operations	$ 1,577	$ (8,571)	$ 7,534	$ (293)
Non - GAAP basic income (loss) per common share:				
Operating income(loss) from continuing operations	$ .10	$ (.56)	$ .49	$ (.02)
Non - GAAP diluted income (loss) per common share:				
Operating income (loss) from continuing operations	$ .10	$ (.56)	$ .49	$ (.02)

Included in realized losses net of taxes for the three months and nine months ended September 30, 2008 are $10,136,000 or $.66 per share, diluted, and $21,334,000 or $1.39 per share, diluted, respectively, from other than temporary impairments primarily due to the write down in value of preferred stocks of certain financial institutions, fixed maturities (primarily Alt-A securities) and common stocks.